1191 Second Avenue	206.389.4510
10th Floor	Fenwick.com
Seattle, WA 98101

August 17, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Attention:	Katherine Wray

Re:	Marin Software Incorporated

Registration Statement on Form S-3 (File No. 333-258390) originally filed August 3, 2021

Requested Date: August 19, 2021

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Marin Software Incorporated (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable. The Registrant hereby authorized Katherine Duncan or Soo Hwang, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration. The Registrant requests that it be notified of such effectiveness by a telephone call to Ms. Duncan at (206) 389-4537 or, in her absence, Soo Hwang at (310) 434-5419.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4537.

United States Securities and Exchange Commission

Division of Corporation Finance

August 17, 2021

CC: Christopher Lien	Sincerely,
Mike Coleman Robert Bertz
Marin Software Incorporated	/s/ Katherine K. Duncan
Katherine K. Duncan
Partner FENWICK & WEST LLP
Soo Hwang
Fenwick & West LLP